UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Midas, Inc.

(Name of Subject Company)

Midas, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

595626102

(CUSIP Number of Class of Securities)

Alvin K. Marr, Esq.

Senior Vice President, General Counsel & Secretary

Midas, Inc.

1300 Arlington Heights Road

Itasca, Illinois 60143

(630) 438-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Carol Anne Huff, Esq.

Thomas W. Christopher, Esq.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements Item 4 and Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on March 28, 2012, by Midas, Inc., a Delaware corporation, as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Gearshift Merger Corp. (“Acquisition Sub”), a Delaware corporation and subsidiary of TBC Corporation (“Parent”), a Delaware corporation, to purchase all of Midas, Inc.’s outstanding Shares for $11.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Acquisition Sub dated March 28, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the third paragraph in the subsection captioned under the heading “Discounted Cash Flow Analysis” with the following paragraph:

“In performing its analysis, J.P. Morgan used four sets of internal forecasts through December 31, 2017 and a four year extrapolation thereof through December 31, 2021, in each case prepared by the management of the Company. One scenario, which we refer to as “Co-Branding Successful”, assumes that 100 North America Company retail shops are converted to Co-Branded shops (which we refer to as a “Co-Brand conversion”) per year from 2012 to 2017 and that 10 new Co-Branded retail shops are opened in 2012 and 25 additional new Co-Branded shops are opened in each year from 2013 through 2017. The second scenario, which we refer to as “Co-Branding Unsuccessful”, assumes that 50 co-brand conversions occur in 2012 and 2013, and none thereafter, and that five new Co-Branded retail shops are opened in 2012 and 13 new shops are opened in each year from 2013 through 2017. Because the outcome of the Mesa litigation is inherently uncertain, these two sets of internal forecasts were then further revised by management to make two different assumptions with respect to the Company’s litigation with Mesa: first, to assume that the Company is successful in resolving the Mesa litigation in its favor and continues to receive 100% of the royalties stipulated in its license with Mesa and is not required to pay any damages to Mesa, which we refer to as the “100% Mesa Royalty,” and second, to assume that Mesa is successful in resolving the Mesa litigation in its favor so that the Company is required to pay Mesa damages of 5.8 million euros (approximately $7.6 million based on an exchange rate of 1.314) and the Company only receives 20% of the royalties originally expected under its license with Mesa, which we refer to as the “20% Mesa Royalty.” J.P. Morgan analyzed each of the resulting cases including and excluding the Company’s net operating losses and deferred tax assets (“NOLs”) as of December 31, 2011. The NOLs are assumed to be utilized to offset taxable income earned by the Company from 2012 to 2014, and the value of such tax savings is discounted to present value using a range of discount rates ranging from 10.5% to 11.5%. The total present value is then divided by the share count to arrive at a value per share. The results of the analysis were presented for each of the cases described above, as indicated in the following table.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fifth paragraph in the subsection captioned under the heading “Financial Projections” with the following paragraph:

“The Company prepared four sets of projections which contained alternative assumptions with respect to the success of the Company’s co-branding strategy and with respect to the outcome of the Mesa litigation. One scenario, referred to as “Co-Branding Successful”, assumes that 100 North America Company retail shops are converted to Co-Branded shops (a “Co-Brand conversion”) per year from 2012 to 2017 and that 10 new Co-Branded retail shops are opened in 2012 and 25 additional new Co-Branded shops are opened in each year from 2013 through 2017. The second scenario, referred to as “Co-Branding Unsuccessful”, assumes that 50 Co-Brand conversions occur in 2012 and 2013, and none thereafter, and that five new Co-Branded retail shops are opened in 2012 and 13 new shops are opened in each year from 2013 through 2017. Because the outcome of the Mesa litigation is inherently uncertain, these two sets of internal forecasts were then further revised to make two different assumptions with respect to the Mesa litigation: first, to assume that the Company is successful in resolving the Mesa litigation in its favor and continues to receive 100% of the royalties stipulated in its license with Mesa and is not required to pay any damages to Mesa, (the “100% Mesa Royalty”), and second, to assume that Mesa is successful in resolving the Mesa litigation in its favor so that the Company is required to pay Mesa damages of 5.8 million euros (approximately $7.6 million based on an exchange rate of 1.314) and the Company only receives 20% of the royalties originally expected under its license with Mesa (the “20% Mesa Royalty”). The Company delivered the “Co-Branding Successful—100% Mesa Royalty” projections to all bidders that executed non-disclosure and standstill agreements with the Company. Adjusted EBIT is defined as earnings before interest, taxes, the Company’s annual non-cash warranty liability recovery and other income. Adjusted EBITDA is defined as Adjusted EBIT plus depreciation and amortization. All sets of projections assume the Company continues as a stand alone company and that it borrows sufficient amounts under its lines of credit to fund its pension liabilities in 2012 and thereafter, thereby eliminating pension expense in those years.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs as the last paragraphs of the subsection captioned “Certain Litigation.”

“On April 11, 2012, Jacob M. Scheiner IRA, alleging itself to be a stockholder of the Company, filed a purported stockholder class action complaint in the United States District Court for the Northern District of Illinois, Eastern Division (the “Scheiner Complaint”) against all members of the Board, the Company, Parent, Acquisition Sub and J.P. Morgan. The Scheiner Complaint alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders by failing to take steps to maximize the value of the Company to its public stockholders, and alleges that Parent, Acquisition Sub and J.P. Morgan aided and abetted these alleged breaches of fiduciary duty. Jacob M. Scheiner IRA also alleges in its individual capacity that the Schedule 14D-9 contains material misrepresentations and omissions in violation of Section 14(e) of the Exchange Act. The suit seeks equitable relief, including an injunction of the Offer and the Merger and unspecified damages and also seeks the costs of the action, including reasonable attorneys’ and experts’ fees. The Company believes the allegations are without merit and intends to defend the action vigorously.

On April 12, 2012, the Court of Chancery of the State of Delaware denied the plaintiffs’ motion to expedite the Consolidated Delaware Action after determining that the plaintiffs had failed to state a colorable claim that would justify expedition.

On April 17, 2012, a DuPage County Circuit Court Judge dismissed the cases pending in DuPage County pursuant to an Illinois rule of civil procedure that allows a court to dismiss any action if there is another action pending involving the same parties and the same cause of action.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MIDAS, INC.

By:	/s/ William M. Guzik
Name:	William M. Guzik
Title:	Executive Vice President and Chief Financial Officer

Dated: April 17, 2012

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